UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Vertical Aerospace Ltd. (the “Company”) is filing this Amendment No. 1 to the Company’s Form 6-K dated, and originally filed with the Securities and Exchange Commission (the “SEC”) on, September 17, 2025 (the “Original Filing”) to amend and restate the information contained in the Original Filing (other than in respect of Exhibits 99.1 and 99.2 thereto, which remain unchanged and are excluded from this Amendment No. 1) to include a customary disclaimer from the Company regarding the basis of preparation of the financial goals and expected capital needs, third party notification from the Company’s independent registered public accounting firm, as well as to provide certain clarifications to text included in the Original Filing.

* * *

On September 17, 2025, the Company hosted a Capital Markets Day in which it provided an update on recent progress on execution of its strategy, revisions to its business plan, details of its manufacturing plans, and details on the anticipated capital necessary to achieve certification of its all-electric VX4 aircraft in 2028.

The goals, targets, expectations and estimates included in this report on Form 6-K are speculative and constitute forward-looking statements that were prepared by the Company’s management team based on information available at the time such information was developed and reflect numerous assumptions that are subject to change, including those related to general business, economic, market, and financial conditions, as well as other factors that are difficult to predict and many of which are beyond the Company’s control. The Company believes the assumptions underlying such goals, targets, expectations and estimates were reasonable at the time such information was prepared. However, important factors may affect actual results and cause the results reflected in such goals, targets, expectations and estimates not to be achieved. For further information, see the section “Forward-Looking Statements” below.

Progress on FlightPath 2030

In November 2024, the Company launched Flightpath 2030, its strategy for market leadership before the end of the decade through embedding a pioneering culture, redefining aerospace best practice, intelligent partnering and being safety obsessed. Flightpath 2030 set out defined goals for the Company to achieve by 2030.

Reflecting the Company’s subsequent progress and learnings, expected future aircraft upgrades, including to increase passenger capacity to up to six passengers, and in anticipation of having three distinguishable but complementary business lines comprising the all-electric VX4, the recently announced hybrid-electric variant, and aftermarket services, principally battery sales, the Company announced on September 17, 2025 the following revised or new operational and financial goals  each of which constitutes a forward-looking statement:

•	a target cumulative number of aircraft deliveries to its customers of at least 175 units by end 2030;

•	a target annual aircraft production run-rate of greater than 225 units as at Q4 2030, collectively across the VX4 and the hybrid-electric variant;

•	target annual aircraft deliveries of approximately 900 units in 2035, collectively across the VX4 and the hybrid-electric variant;

•	target annual battery deliveries to reach approximately 45,000 units in 2035; and

•	expected regulatory certification of the hybrid-electric variant with the UK Civil Aviation Authority (the “CAA”) in 2029.

As of November 4, 2025 we have received pre-orders for approximately 1,500 VX4 aircraft; all of the pre-orders we have received are not legally binding, are conditional, and may be terminated without penalty at any time by either party.

The Company continues to work closely with the CAA as it progresses its piloted flight test campaign. The VX4’s final phase, piloted transition flight testing, is expected to be achieved by end 2025, with flight testing of the hybrid-electric variant targeted to begin in 2026.

The Company reiterates its intention to become sustainably cash generative and, assuming the achievement of the FlightPath 2030 milestones and certification of the VX4 in 2028, is aiming:

•	to achieve break-even in net operating cash flows by end 2029, with a goal of more than $100 million of positive net operating cash flows in 2030;

•	to generate approximately $1.0 billion consolidated annual revenues by 2030, while also aiming for a gross profit margin of 20%, increasing to approximately $10.7 billion consolidated annual revenues by 2035, while also aiming for a gross profit margin of 40%;

•	for a goal of 2030 sales by business line to be approximately 72% VX4 aircraft sales (59% in 2035); 21% hybrid-electric aircraft sales (16% in 2035); and 7% aftermarket services (25% in 2035); and

•	for a goal of 2030 gross profit margin contribution by business line to be approximately 60% VX4 aircraft (60% in 2035); 28% hybrid-electric aircraft (12% in 2035); and 12% aftermarket services (28% in 2035).

Manufacturing and Production

Vertical is headquartered in Bristol, England, one of the largest aerospace hubs in the United Kingdom, where it has its core engineering research and development facility. It also has a dedicated flight test centre located at Cotswold Airport in Kemble, England, and a battery development and testing facility in Avonmouth, England.

On September 17, 2025, the Company announced its intention to utilise a modular manufacturing model, under which the VX4 will effectively be kit assembled, allowing for smaller-scale, single production lines to meet orders and maintain full capacity to be scaled efficiently as demand grows.

To achieve this plan, the Company has confirmed its production facilities for initial low-rate production. These facilities are an expanded site at Cotswold Airport, located adjacent to its existing flight test centre, which will support the initial entry-into-service aircraft, with expected capacity to fulfill the production of greater than 25 VX4 aircraft annually. Vertical has signed a five-year lease for the initial phase of this expanded facility, as well as a letter of intent for the subsequent phase to build an additional permanent hangar, which will together take Vertical’s total footprint at the Airport to approximately 130,000 square feet.

Furthermore, the Company has signed Heads of Terms with the landlord of the existing battery development and testing facility for a purpose-built facility, adjacent to the existing battery centre, to provide capacity for battery production into 2030. This expansion will include an additional approximate 30,000 square feet, pursuant to a 15 year lease, with target occupation in 2026, bringing the Company’s total footprint at the battery centre to approximately 45,000 square feet.

The Company is evaluating the locations for its first full-rate aircraft and battery production sites, which it expects to confirm in 2026 with the intention for these sites to come online in line with its planned manufacturing ramp up.

Capital Resources

The Company expects its capital needs to continue to be significant in the foreseeable future as it expands its business and progresses towards certification of the all-electric VX4 aircraft.

It is currently estimated that, pursuant to its base case plan of targeting VX4 certification in 2028, the Company will require an additional approximately $700 million in capital to fund (i) people and operating expenses, which is the core business expenditure, primarily driven by engineering resources and supporting infrastructure as well as manufacturing costs necessary for the pre-production, certification-ready aircraft; (ii) non-recurring engineering costs (NRCs) in connection with the Company’s signing its long-term supply contracts with its certification partners; (iii) capital expenditures, relating to aircraft assembly and battery facilities; (iv) hybrid powertrain development up to an assumed customer-funded contract; and (v) program contingency. The gross funding costs are expected to be partially offset by current cash in bank, as of August 31, 2025, excluding assumptions around future capital raises and income, including anticipated customer pre-delivery payments. The Company will continue to evaluate opportunities to reduce its net funding needs, by inflows from tax credits, customer pre-delivery payments, and government support.

The financial goals and expected capital needs, or prospective financial information, was not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The financial goals and expected capital needs included in this Form 6-K has been prepared by, and is the responsibility of, the Company’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed upon procedures with respect to the accompanying financial goals and expected capital needs and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report that is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756, File No. 333-284763 and File No. 333-287207) relates to the Company’s previously issued financial statements. It does not extend to the prospective financial information above and should not be read to do so.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, whether express or implied, other than statements of historical facts contained in this filing, including without limitation, statements regarding: the design and manufacture of our eVTOL aircraft; our future results of operations and financial position and expected financial performance and operational performance; the features and capabilities of the VX4; our business strategy and plans and objectives of management for future operations, including, among others, the building and testing of our prototype aircrafts on timelines projected, selection of suppliers, certification and the commercialization of the VX4 and the hybrid-electric VX4 variant and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all; statements regarding the liquidity, growth and profitability strategies; capital expenditure requirements, which may be higher than anticipated and our plans for capital expenditures; our ability and plans to raise additional capital to fund our operations; the differential strategy compared to our peer group; expectations surrounding pre-orders and commitments; our plans to mitigate the risk that we are unable to continue as a going concern, factors and trends affecting our business and guidance as described in this section entitled “Operating and Financial Review and Prospects” are forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as “goals,” “targets,” “objectives,” “plans,” “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “forecasts,” “aims,” “potential” or “continue,” “is/are likely to” or the negative of these terms or other similar expressions, though not all forward-looking statements use these words or expressions.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

•	Our limited operating history and that we have not yet manufactured any non-prototype aircraft or sold any aircraft to eVTOL aircraft customers;

•	Our business plans require a significant amount of capital and we may not be able to raise additional funds when we need or want them, or at all, to fund our operations, which could force us to curtail or even cease our planned operations and the pursuit of our growth strategy;

•	Our limited cash and cash equivalents, recurring losses from operations and dependency on raising additional capital indicate that a material uncertainty exists that may cast significant doubt (or substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern;

•	If we are unable to test, produce, certify or launch aircraft in the volumes or timelines projected, including achieving the targets set out in Flightpath 2030;

•	Our aircraft may not perform at the level we expect and may potentially have defects;

•	Our dependence on our partners and suppliers for the components in our aircraft and for our operational needs;

•	Being an early-stage company with a history of losses, we expect to incur significant expenses and continuing losses in the foreseeable future;

•	Our markets are still in relatively early stages of growth, and such markets may not continue to grow, grow more slowly than we expect or fail to grow as large as we expect;

•	Any accidents or incidents involving aircraft developed by us or our competitors could harm our business;

•	Our aircraft may not be certified by transportation authorities for production and operation within any projected timeline, or at all;

•	Development, testing and commercialization of a hybrid-electric vertical take-off and landing variant of the VX4 is subject to significant risks, including technological, regulatory and operational challenges;

•	All of the pre-orders we have received for our aircraft are conditional and may be terminated at any time by either party and any pre-delivery payments may be fully refundable upon certain circumstances;

•	Our business has grown rapidly and expects to continue to grow significantly, and any failure to manage that growth effectively could harm our business;

•	Our dependence on recruiting and retaining our senior management team and other highly skilled personnel;

•	We previously identified material weaknesses in our internal controls over financial reporting, which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares; and

•	The other risks and uncertainties described in the section entitled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 or in our Reports on Form 6-K furnished by the Company from time to time with the Securities and Exchange Commission.

The goals, targets, expectations and estimates included in the above discussion were prepared by the Company’s management team based on information available at the time such information was developed and reflects numerous assumptions that are subject to change, including those related to general business, economic, market, and financial conditions, as well as other factors that are difficult to predict and many of which are beyond the Company’s control. The Company believes the assumptions underlying such goals, targets, expectations and estimates were reasonable at the time such information was prepared. However, important factors may affect actual results and cause the results reflected in such goals, targets, expectations and estimates not to be achieved including, among other things, risks and uncertainties relating to the Company’s business, industry performance, the regulatory environment, and general business and economic conditions, as discussed in the immediately preceding paragraph.

We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this filing. We will not and do not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs, except as may be required under applicable securities laws. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in our public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult.

You should read the above discussion with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756, File No. 333-284763 and File No. 333-287207) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: November 4, 2025	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer